April 29, 2009

VIA EDGAR CORRESPONDENCE

Tony Burak

U.S. Securities and Exchange Commission

Division of Investment Management

Office of Insurance Products

100 F Street, NE

Washington, DC 20549-4644

RE:	Thrivent Series Fund, Inc. Annual Report
1940 Act File No. 811-04603
1933 Act File No. 033-03677

Dear Mr. Burak:

Thank you for taking the time to talk with me on Thursday, April 2, 2009 regarding your additional comment to the annual report of Thrivent Series Fund, Inc. (the “Registrant”) for the fiscal year ended December 31, 2007.1 The following is a description of the comment raised by you, along with a description of Registrant’s response to the comment.

1.	You asked Registrant, with respect to future capital contributions to a mutual fund by the investment adviser to compensate the fund for portfolio losses resulting from trade errors, to provide enhanced disclosure in the shareholder report pursuant to paragraphs 7.59 through 7.61 of the AICPA Audit Guide. In particular, you referenced the practices contained in paragraph 7.60, which call for particular disclosures in (1) the Statement of Operations (i.e., separate line item as part of net realized and unrealized gains (losses)), (2) the financial highlights regarding the amount of the capital contribution and its effect of the fund’s total return, and (3) the notes to the financial statements regarding the amount and circumstances of the capital contribution by the adviser (e.g., in a paragraph under an appropriate title) (collectively, the “7.60 Disclosures”).

In future shareholder reports, Registrant will continue to provide the relevant 7.60 Disclosures in the case of affiliate contributions in response to material investment losses resulting from either of the two reasons described in paragraph 7.59 (the “7.59 Reasons”). If the affiliate contribution, however, is not resulting from either of the 7.59 Reasons but is material, the Registrant will provide appropriate disclosures in the notes to the financial statements.

2.	The Tandy letter representations are included below.

•	Registrant is responsible for the adequacy and accuracy of the disclosures in its Form N-CSR filings;

•

Staff comments or changes to disclosures in response to Staff comments in the Registrant’s N-CSR filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to those filings; and

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You had initially provided comments to Registrant on December 18, 2008. Registrant responded to those comments in a letter addressed to you and dated as of January 8, 2009 (the “January Letter”). Your April 2, 2009 comment relates to Registrant’s response number six in the January Letter regarding adviser capital contributions to certain mutual funds that constituted reimbursements for portfolio losses resulting from trade errors.

•	Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any comments or additional questions, please feel free to contact me at (612) 844-5704.

Thank you,

/s/ John L. Sullivan

John L. Sullivan

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